UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Yirendai Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G9844L107

(CUSIP Number)

Ning Tang
4/F, Building 2A, No. 6 Lang Jia Yuan

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86 10 5236-2498

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3740-4700

September 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Ning Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,830,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,830,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,830,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G9844L107	Page	3	of	5	Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D (the “Initial Schedule 13D”) filed on December 31, 2015 in relation to the ordinary shares, par value $0.0001 per share (the “Shares”), of Yirendai Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing 100022, the People’s Republic of China.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Initial Schedule 13D is hereby amended and supplemented by the following:

From March 22, 2016 to Mach 29, 2016, the Fund acquired, through a series of transactions, an aggregate of 300,000 ADSs, representing 600,000 Shares or approximately 0.5% of the Company’s total issued and outstanding Shares, from the open market. The funds used for the purchase were invested by third-party investors.

From August 22, 2016 to September 7, 2016, the Fund sold, through a series of transactions, an aggregate of 600,000 ADSs, representing 1,200,000 Shares or approximately 1.0% of the Company’s total issued and outstanding Shares, in the open market.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended and supplemented by the following:

As of September 7, 2016, Mr. Ning Tang’s beneficial ownership in the Company was 45,830,000 Shares, representing approximately 38.4% of the total issued and outstanding Shares (including Shares that Mr. Ning Tang has the right to acquire within 60 days after September 7, 2016, if any). The 45,830,000 Shares beneficially owned by Mr. Ning Tang comprise (i) 43,430,000 Shares beneficially owned by Mr. Tang through his indirect holding of 43.4% of the total outstanding shares of CreditEase on an as-converted basis and CreditEase’s holding of 100,000,000 Shares in the Company, and (ii) 2,400,000 Shares represented by 1,200,000 ADSs owned by the Fund.

The percentage of Shares identified pursuant to Item 1 beneficially owned by Mr. Ning Tang is based on 119,500,600 Shares outstanding as of September 7, 2016.

Mr. Ning Tang’s wife held 120,000 Shares as of September 7, 2016. Mr. Ning Tang may be deemed to share beneficial ownership of the Shares held by his wife. Mr. Ning Tang expressly disclaims such beneficial ownership of the Shares beneficially owned by his wife.

Except as disclosed in this statement, the Reporting Person does not beneficially own any Shares or have the right to acquire any Shares.

Except as disclosed in this statement, the Reporting Person does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that he may be deemed to beneficially own.

Except as disclosed in this statement, the Reporting Person does not have effected any transaction in the Shares during the past 60 days.

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Except as disclosed in this statement, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016

NING TANG

/s/ Ning Tang